December 18, 2024

Suradech Taweesaengsakulthai
Chief Executive Officer
Arogo Capital Acquisition Corp.
848 Brickell Avenue, Penthouse 5
Miami, FL 33131

       Re: Arogo Capital Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 6, 2024
           File No. 001-41179
Dear Suradech Taweesaengsakulthai:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Andrew J. Sherman